

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2024

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics plc
191 Wood Lane
London W12 7FP
United Kingdom

> **Re: Autolus Therapeutics plc**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38547**

Dear Christian Itin Ph.D.:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 128

1.   We note you have checked the box stating that your filing contains error corrections to previously issued financial statements that required a recovery analysis of incentive-based compensation received by your executive officers. However, we do not note any disclosure related to your recovery analysis. Please provide the information required by Item 402(w) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 or Sebastian Gomez Abero at 202-551-3578 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences